July 9, 2020

U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  Delaying Amendment for Registration Statement on Form N-14
 T. Rowe Price International Funds, Inc. (File No. 333-239005) (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-239005) relating to the following reorganizations:

Acquired Funds	Acquiring Funds
T. Rowe Price Institutional International Core Equity Fund, series of T. Rowe Price Global Funds, Inc.	T. Rowe Price Overseas Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional International Growth Equity Fund, series of T. Rowe Price Global Funds, Inc.	T. Rowe Price International Stock Fund, series of T. Rowe Price International Funds, Inc.

The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2020 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay the effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Baltimore, State of Maryland on the 9th day of July, 2020.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Sara Pak at (443) 547-4719.

Sincerely yours,

/s/Sara Pak
Sara Pak

Vice President and Senior Legal Counsel

T. Rowe Price Associates, Inc.